April 16, 2014

Via EDGAR

Stephanie D. Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)
File Nos. 811-05426 and 033-19338

Dear Ms. Hui:

Below are responses to your comments, which we discussed on March 21, 2014, regarding Post-Effective Amendment No. 137 (the “Amendment”) to the AIM Investment Funds (Invesco Investment Funds) (the “Registrant”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2014, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 22, 2014.  The purpose of the Amendment is to register the following new funds: Invesco Global Infrastructure Fund, Invesco MLP Fund and Invesco Strategic Income Fund (each a “Fund”).  The comments and responses set forth below apply to Class A, C, R, Y, R5 and R6 shares of each Fund.  Each of your comments is in bold and the Registrant’s responses are set forth immediately below each comment.

PROSPECTUS COMMENTS – INVESCO GLOBAL INFRASTRUCTURE FUND

1.      Comment:  If the Fund is expected to have a portfolio turnover rate of 100% or greater, please include a corresponding risk factor within the Fund’s prospectus.

Response:  The Registrant confirms that the Fund is not expected to have a portfolio turnover rate of 100% or greater.  Accordingly, a high turnover rate risk factor has not been added to the Fund’s prospectus.

2.      Comment: Under the section entitled “Principal Investment Strategies of the Fund,” the Fund’s prospectus states that it can invest in derivative instruments including forward currency contract and futures contracts.  Please clarify or explain whether the Fund intends to make such investments for non-hedging purposes.

Response:  The Registrant confirms that the Fund will use derivatives principally for hedging purposes, as disclosed under the section entitled “Principal Investment Strategies of the

Fund.” The Registrant will not use derivatives for non-hedging purposes on a principal basis.  Therefore, the disclosure has not been changed.

3.      Comment:  Please consider including an Emerging Markets Risk Factor within the Fund’s prospectus.

Response:  The Registrant has added the following new risk factor:

Emerging Markets Securities Risk. The prices of securities issued by foreign companies and governments located in emerging markets countries may be impacted by certain factors more than those in countries with mature economies. For example, emerging markets countries may experience higher rates of inflation or sharply devalue their currencies against the U.S. dollar, thereby causing the value of investments issued by the government or companies located in those countries to decline. Governments in emerging markets may be relatively less stable.  The introduction of capital controls, withholding taxes, nationalization of private assets, expropriation, social unrest, or war may result in adverse volatility in the prices of securities or currencies.  Other factors may include additional transaction costs, delays in settlement procedures, and lack of timely information.

4.      Comment:  Please consider adding an Energy Industry Sector Risk Factor within the Fund’s prospectus.

Response:  The Registrant has added the following new risk factor:

Energy Sector Risk.  Certain of the businesses in which the Fund invests may be adversely affected by foreign, federal or state regulations governing energy production, distribution and sale as well as supply-and-demand for energy resources.  Although individual security selection drives the performance of the Fund, short-term fluctuations in energy prices may cause price fluctuations in its shares.

5.      Comment:  Please expand the MLP Risk factor to explain that in the event the Fund invests more than 25% of its assets in MLPs, it will cause the Fund to lose its Subchapter M regulated investment company status.

Response:  The risk factor has been changed as follows; new text has been underlined for emphasis:

MLP Risk. An MLP is a public limited partnership or limited liability company. Although the characteristics of MLPs closely resemble a traditional limited partnership, a major difference is that MLPs may trade on a public exchange or in the over-the-counter market. The ability to trade on a public exchange or in the over-the-counter market provides a certain amount of liquidity not found in many limited partnership investments. However, MLP interests may be less liquid and subject to more abrupt or erratic price movements than conventional publicly traded securities. The risks of investing in an MLP are similar to those of investing in a partnership and include more flexible governance structures, which could result in less protection for investors than investments in a corporation. Investors in an MLP would normally not be liable for the debts of the MLP beyond the amount that the investor has contributed but investors may not be shielded to the same extent that a shareholder of a corporation would be. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. MLPs that concentrate in a particular industry or a particular geographic region are subject to risks associated with such industry or region.

Additionally, if the Fund were to invest more than 25% of its total assets in MLPs taxed as partnerships this could cause the Fund to lose its status as regulated investment company under Subchapter M of the Code.

6.      Comment: Please move the section entitled “Exclusion of Adviser from Commodity Pool Operator Definition” to a sub-section under “Fund Management – The Adviser(s)” section of the prospectus.

Response:  The section has been moved as requested.

7.      Comment: Please either list their names or explain why the sub-advisers are not named under the section “Fund Management – The Adviser(s) – Sub-Advisers.”

Response:  The Registrant confirms that its investment adviser has entered into a sub-advisory agreement with certain of its affiliates and while it may appoint a sub-adviser to the Fund from time-to-time, no sub-adviser has been appointed for the Fund.  If and when the Fund’s investment adviser appoints a sub-adviser to the Fund, the Fund’s prospectus will be supplemented to identify the sub-adviser and related portfolio managers.

PROSPECTUS COMMENTS – INVESCO MLP FUND

8.      Comment:  Please add a “Current Income Tax Expense” line item to the Annual Fund Operating Expenses fee table.

Response:  The Registrant respectfully disagrees with this comment.  The Registrant notes that the registration statements of other MLP funds organized as regular, or “C” corporations, for U.S. federal income tax purposes do not contain a line item in the fee table for “Current Income Tax Expense.”  The Registrant believes that adding such a line item to its fee table will confuse potential investors attempting to compare the similarities and differences among MLP funds organized as regular, or “C” corporations, for U.S. federal income tax purposes.  The Registrant also notes that it is disclosing, in the Annual Fund Operating Expenses fee table, its deferred income tax expense or benefit, which the Registrant respectfully submits is more beneficial disclosure for investors because it informs investors of the Registrant’s potential tax expense or benefit if the Registrant were to recognize the unrealized gains or losses in its portfolio.

9.      Comment:   In the first paragraph under the section entitled “Principal Investment Strategies of the Fund,” please clarify what other instruments in which the Fund intends to invest will have economic characteristics similar to MLPs.

Response:  The disclosure has been revised as follows; new text is underlined for emphasis:

Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of master limited partnerships (MLPs) and in other instruments that have economic characteristics similar to such securities. Other instruments include securities of other companies principally engaged in the ownership of energy related infrastructure focused on the transportation, processing, or storage of commodities which are not currently structured as an MLP.

10.      Comment:  Please expand the MLP Tax Risk Factor to clarify that there is a risk that an underlying MLP may send to the Fund an amended Form K-1 and cause the Fund to send its shareholders an amended Form 1099.  This could cause shareholders to have to file amended tax returns.  Please also describe such risk within the Shareholder Information section.

Response:  The risk factor has been changed as follows; new text has been underlined for emphasis:

MLP Tax Risk.  MLPs taxed as partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses.  A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as a corporation for U.S. federal income tax purposes, it could result in a reduction of the value of the Fund’s investment, and consequently your investment in the Fund and lower income.

MLPs taxed as partnerships file a partnership tax return for U.S. federal, state and local income tax purposes and communicate to each investor in such MLP the investor’s allocable share of the MLP’s income, gains, losses, deductions and expenses via a “Schedule K-1.”  Each year, the Fund will send you an annual tax statement (Form 1099) to assist you in completing your federal, state and local tax returns.  An MLP might need to amend its partnership tax return and, in turn, send amended Schedules K-1 to investors in the MLP, such as the Fund.  When necessary, the Fund will send you a corrected Form 1099 to reflect Schedule K-1 information reclassified by an MLP, which could, in turn, require you to amend your federal, state or local tax returns.

11.      Comment: Please move the section entitled “Exclusion of Adviser from Commodity Pool Operator Definition” to a sub-section under “Fund Management – The Adviser(s)” section of the prospectus.

Response:  The section has been moved as requested.

12.      Comment: Please either list their names or explain why the sub-advisers are not named under the section “Fund Management – The Adviser(s) – Sub-Advisers.”

Response:  The Registrant confirms that its investment adviser has entered into a sub-advisory agreement with certain of its affiliates and while it may appoint a sub-adviser to the Fund from time-to-time, no sub-adviser has been appointed for the Fund.  If and when the Fund’s investment adviser appoints a sub-adviser to the Fund, the Fund’s prospectus will be supplemented to identify the sub-adviser and related portfolio managers.

PROSPECTUS COMMENTS – INVESCO STRATEGIC INCOME FUND

13.      Comment:  Please add a non-diversification risk factor to the prospectus.

Response:    The following risk factor has been added to the Fund’s prospectus:

Non-Diversification Risk.  The Fund is non-diversified, meaning it can invest a greater portion of its assets in the obligations or securities of a small number of issuers or any single issuer than a diversified fund can. To the extent that a large percentage of the Fund’s assets may be invested in a limited number of issuers, a change in the value of the issuers’ securities could affect the value of the Fund more than would occur in a diversified fund.

14.      Comment: Please move the section entitled “Regulation Under the Commodity Exchange Act” to a sub-section under “Fund Management – The Adviser(s)” section of the prospectus.

Response:  The section has been moved as requested.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

15.      Comment:  Under the section “Control Persons and Principal Holders of Securities,” please explain the effect on the voting rights of shareholders in the event a shareholder of the Fund becomes a control person or principal shareholder of the Fund.

Response:  The Registrant has added the following disclosure; new disclosure is underlined for emphasis:

Invesco provided the initial capitalization of each Fund and, accordingly, as of the date of this SAI, owned more than 25% of the issued and outstanding shares of each Fund and therefore could be deemed to “control” each Fund as that term is defined in the 1940 Act. It is anticipated that after the commencement of the public offering of a Fund’s shares, Invesco will cease to control the Fund for the purposes of the 1940 Act.  Future shareholders with a controlling interest in a Fund could affect the outcome of voting or the direction of management of a Fund.  Each Fund had no 5% shareholders because, as of the date of the SAI, it had not yet commenced operations.

16.      Comment:  Please update Appendix G to reflect the Funds.

Response:  Appendix G has been updated as requested.

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With respect to the foregoing comments, Registrant acknowledges the following:

1.      The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.      Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.      The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-1324 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Veronica Castillo
Veronica Castillo, Esq.
Counsel